AA
12-29-2003



03052997

) STATES
CHANGE COMMISSION
n, D.C. 20549

CM 12/24

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

SEC FILE NUMBER
8-~~32746~~ 51684

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2003
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

0R-2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Frost Securities, Inc. (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

____
Patrick J. Muras
Chief Financial Officer

____
Notary Public

This report contains:

(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Subordinated Borrowings
(x) (f) Statement of Changes in Stockholders' Equity

Supplemental information:

(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(x) (n) Independent Auditors' Supplemental Report on Internal Control
( ) (o) Schedule of Segregation Requirements and Funds in Segregation
( ) (p) Statement of Secured Amounts and Funds held in Separate Accounts

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Frost Securities, Inc. (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

Patrick J. Muras
Chief Financial Officer

Notary Public



This report contains:

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Changes in Stockholders' Equity
		Supplemental information:
(x)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(x)	(n)	Independent Auditors' Supplemental Report on Internal Control
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation
( )	(p)	Statement of Secured Amounts and Funds held in Separate Accounts

Frost Securities, Inc.

Financial Statements and Supplemental Information

Confidential

Six Months Ended December 31, 2002 and Year Ended June 30, 2002
with Report of Independent Auditors

0302-0396308-FS

Frost Securities, Inc.

Financial Statements and Supplemental Information

Six Months Ended December 31, 2002 and Year Ended June 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2002 and June 30, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the six months ended December 31, 2002 and the year ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at December 31, 2002 and June 30, 2002, and the results of its operations and its cash flows for the six months ended December 31, 2002 and the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2003

Frost Securities, Inc.

Statements of Financial Condition

	December 31 2002	June 30 2002
Assets		
Cash and cash equivalents	**$ 1,944,801**	$ 3,140,284
Receivable from brokers, dealers, and clearing organizations	–	556,783
Receivable from customers	–	410,298
Receivable from affiliate	–	22,917
Receivable from parent company	**77,623**	–
Receivable from parent company related to federal income taxes	**89,101**	598,526
Prepaids and other assets	**94,943**	172,970
Premises and equipment, net of accumulated depreciation of $258,076 at December 31, 2002 and $597,115 at June 30, 2002	**413,752**	879,156
Investment in limited partnership	**220,772**	220,772
Investment in private placement of common stock	**65,000**	65,000
Total assets	**$ 2,905,992**	$ 6,066,706
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued payroll and incentives	**$ 896,815**	$ 1,755,715
Accrued expenses	**168,471**	487,402
Accounts payable – affiliate	**32,022**	108,775
Deferred taxes	**48,838**	25,880
Total liabilities	**1,146,146**	2,377,772
Stockholder's equity:		
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	**1**	1
Surplus	**18,185,012**	14,271,422
Accumulated deficit	**(16,425,167)**	(10,582,489)
Total stockholder's equity	**1,759,846**	3,688,934
Total liabilities and stockholder's equity	**$ 2,905,992**	$ 6,066,706

See accompanying notes.

Frost Securities, Inc.

Statements of Operations

	Six Months Ended December 31 2002	Year Ended June 30 2002
Revenues:		
Commissions	$ 537,407	$ 7,302,532
Principal transactions	55,690	2,182,888
Management, acquisition, and advisory fees	132,652	1,435,879
Syndicate and underwriting profits	40,313	428,850
Interest and dividends	16,393	60,443
Other	3,026	2,922
Total revenues	785,481	11,413,514
Noninterest expenses:		
Compensation and benefits	8,242,247	9,140,049
Floor brokerage, exchange, and clearance fees	97,085	1,596,092
Data processing	131,118	665,229
Communications	120,244	994,123
Occupancy and equipment	313,892	674,504
Business development	147,673	1,514,458
Professional fees	350,478	675,990
Other	368,135	433,716
Total noninterest expenses	9,770,872	15,694,161
Loss before income taxes	(8,985,391)	(4,280,647)
Income tax benefit	3,142,713	1,448,084
Net loss	$ (5,842,678)	$ (2,832,563)

See accompanying notes.

Frost Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Surplus	Accumulated Deficit	Total
Balance at June 30, 2001	$ 1	$ 11,771,422	$ (7,749,926)	$ 4,021,497
Contribution by parent	–	2,500,000	–	2,500,000
Net loss	–	–	(2,832,563)	(2,832,563)
Balance at June 30, 2002	1	14,271,422	(10,582,489)	3,688,934
Contribution by parent	**–**	**3,913,590**	**–**	**3,913,590**
Net loss	**–**	**–**	**(5,842,678)**	**(5,842,678)**
Balance at December 31, 2002	**$ 1**	**$ 18,185,012**	**$ (16,425,167)**	**$ 1,759,846**

See accompanying notes.

Frost Securities, Inc.

Statements of Cash Flows

	Six Months Ended December 31 2002	Year Ended June 30 2002
Operating Activities		
Net loss	$ (5,842,678)	$ (2,832,563)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	176,873	211,812
Provision for bad debt expense	–	390,000
Loss on sale of premises and equipment	147,874	–
Pass-through expenses on investment in limited partnership	–	21,709
Changes in assets and liabilities:		
Receivable from brokers, dealers, and clearing organizations	556,783	169,136
Receivable from customers	410,298	(710,298)
Receivable from affiliate	22,917	(22,917)
Receivable from parent company	(77,623)	–
Receivable from parent company related to federal income taxes	509,425	452,397
Prepaids and other assets	78,027	50,661
Accounts payable – affiliate	(76,753)	108,761
Accrued payroll and incentives	(858,900)	(1,434,517)
Accrued expenses	(318,931)	116,332
Deferred taxes	22,958	(14,766)
Net cash used in operating activities	(5,249,730)	(3,494,253)
Investing Activities		
Purchases of premises and equipment	(3,182)	(25,772)
Proceeds on sale of premises and equipment	143,839	–
Investment in limited partnership, net	–	(95,000)
Investment in private placement of common stock	–	(65,000)
Net cash provided by (used in) investing activities	140,657	(185,772)
Financing Activities		
Contribution of additional capital	3,913,590	2,500,000
Net cash provided by financing activities	3,913,590	2,500,000
Decrease in cash and cash equivalents	(1,195,483)	(1,180,025)
Cash and cash equivalents at beginning of year	3,140,284	4,320,309
Cash and cash equivalents at end of period	$ 1,944,801	$ 3,140,284

See accompanying notes.

Frost Securities, Inc.

Notes to Financial Statements

December 31, 2002 and June 30, 2002

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a fully disclosed broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999 and began operations on August 2, 1999. On July 23, 2002, CFBI announced its decision to exit all capital market activities of the Company. As a result of the decision to exit these activities, the Company terminated approximately 44 of its 50 employees and recorded pretax charges to the results of operations of approximately $6,716,000 and a loss on the sale of assets to CFBI of approximately $146,000.

The Company will continue as a going concern with limited activities and will employ a small group of investment bankers that will provide limited advisory and private equity services to middle-market companies in Texas. On July 31, 2002, CFBI made a capital contribution to the Company in the amount of $3,913,590 and funded an income tax-related receivable held by the Company in the amount of $2,236,410, in order to ensure that the Company was able to maintain a net capital amount and ratio of aggregate indebtedness to net capital in excess of its minimum requirements. Prior to December 31, 2002, the Company terminated its clearing agreement with DB Alex Brown and also applied to the NASD to modify its registration to a limited broker-dealer under the Securities Exchange Act of 1934. The Company does not and did not hold customer cash or securities in connection with customer transactions. Among other things, this modified registration will reduce the Company's minimum net capital requirement.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash held in a deposit account at Frost National Bank (FNB) and a deposit account at an affiliated bank with an initial maturity of three months or less.

2. Significant Accounting Policies (continued)

Income Taxes

The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate of CFBI (35%), as this is the rate charged/paid by CFBI to the Company. Any tax losses of the Company may be utilized to offset the taxable income for other members of the consolidated group, and the Company is reimbursed by CFBI for the tax benefit of any such losses utilized.

Revenue Recognition

Commissions related to customer transactions are recognized as earned using a trade-date basis. Principal transaction revenues are recognized as earned using a trade basis. Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Syndicate and underwriting profits are recognized upon the successful completion of the underwriting of securities.

Related Party Transactions

FNB provides certain services for the Company, including payroll processing and disbursement processing. The Company reimburses FNB for these services. Certain Company employees were awarded restricted stock of CFBI. The fair value of these restricted stock awards as of the date of issuance is expensed and paid to CFBI by the Company ratably over the vesting period of the restricted stock award. With CFBI's decision to exit all capital market activities and terminate employees, all of the restricted shares became immediately vested, resulting in a compensation expense of approximately $3,514,000 for the six months ended December 31, 2002.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the six-month period ended December 31, 2002 and the year ended June 30, 2002 were approximately $200 and $11,000, respectively.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the financial statements and notes for the year ending June 30, 2002 have been reclassified to conform to the current year presentation.

3. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years. Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements (see Note 6).

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
December 31, 2002			
Furniture and equipment	**$ 152,055**	**$ 63,492**	**$ 88,563**
Leasehold improvements	**519,773**	**194,584**	**325,189**
	$ 671,828	**$ 258,076**	**$ 413,752**
June 30, 2002			
Furniture and equipment	$ 956,498	$ 432,631	$ 523,867
Leasehold improvements	519,773	164,484	355,289
	$ 1,476,271	$ 597,115	$ 879,156

4. Investments in Limited Partnership and Private Placement of Common Stock

As of December 31, 2002, the Company has invested $250,000 for a 1% ownership in Signal Lake Venture Fund, LP (the Fund). The Fund invests in, provides equity and debt financing for, and assists in the development and management of network computing, telecommunications and Internet technology, hardware and software, and other technology companies. The Company's investment in the Fund is recorded at cost, net of pass-through expenses.

As of December 31, 2002, the Company has invested $65,000 related to a private placement of common stock of an energy company. The Company's investment is recorded at cost as the market value is not readily determinable.

5. Employee Benefit Plans

The Company, as a subsidiary of CFBI, participates in the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the 401(k) Plan). In addition, CFBI maintains the 1991 Thrift Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Thrift Plan). The Thrift Plan was adopted for eligible employees with participation in the 401(k) Plan as an alternative means of receiving comparable benefits. The above-mentioned plans cover substantially all eligible employees of the Company.

Under the provisions of the above-mentioned plans, employees may contribute certain percentages of their annual compensation, within Internal Revenue Service limitations. A portion of these contributions are matched by the Company. The Company's contributions to the above-mentioned plans for the period ended December 31, 2002 and the year ended June 30, 2002 were $108,588 and $220,598, respectively.

CFBI has a defined benefit pension plan (the Plan) which extends to the Company. The Plan, which was frozen as of December 31, 2001, covered substantially all employees who had attained the age of 21 years with at least one year of service as of that date. No expenses or liability pertaining to the Plan are allocated to the Company from CFBI. On January 1, 2002, CFBI adopted a deferred profit sharing plan, which is a discretionary contribution retirement plan and which covers eligible employees of the Company.

6. Leases

The Company leases office space and equipment from third parties under operating lease agreements. Total lease expense was $165,465 and $336,133 for the period ended December 31, 2002 and the year ended June 30, 2002, respectively.

The future minimum lease commitments of the Company for all noncancelable leases as of December 31, 2002 are as follows:

Fiscal year ended:	
2003	$ 298,647
2004	326,300
2005	353,952
2006	353,952
2007	353,952
Thereafter	554,181
	$ 2,240,984

The Company is not utilizing all of its leased space. However, CFBI intends to assume the lease obligation and occupy any unutilized space under the Company's lease during 2003.

7. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

7. Income Taxes (continued)

The provision for income taxes differs from the amount computed at statutory rates, as follows:

	Six Months Ended December 31 2002	Year Ended June 30 2002
Federal income tax benefit at statutory rate	**$ (3,144,887)**	$ (1,498,227)
Permanent differences – nondeductible expenses	**6,804**	50,143
Other	**(4,630)**	–
Actual benefit	**$ (3,142,713)**	$ (1,448,084)

Income tax (benefit) expense consists of the following for the period ended December 31, 2002 and the year ended June 30, 2002:

	Six Months Ended December 31 2002	Year Ended June 30 2002
Current:		
Federal	**$ (3,165,671)**	$ (1,433,318)
Deferred expense (benefit)	**22,958**	(14,766)
Income tax benefit	**$ (3,142,713)**	$ (1,448,084)

The Company has a deferred tax liability of $48,838 and $25,880 as of December 31, 2002 and June 30, 2002, respectively.

8. Commitments and Contingencies

The Company has a line of credit of $1 million under an agreement with CFBI. The interest rate on draws on this line is equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2002 was 4.75%. As of December 31, 2002 and June 30, 2002, there was $-0- outstanding under this line of credit.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $757,984, which was $657,984 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.51 to 1. At June 30, 2002, the Company had net capital of $1,281,106, which was $1,043,106 in excess of its required net capital of $238,000. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1.

Supplemental Information

Frost Securities, Inc.

Schedule of Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of Net Capital

Total stockholder's equity (from statement of financial condition)		$ 1,759,846
Total stockholder's equity qualified for net capital		$ 1,759,846
Deductions:		
Nonallowable assets	$ 961,191	
Fidelity bond	40,671	
		1,001,862
Net capital		$ 757,984

Computation of Basic Net Capital Requirements

Minimum net capital required ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$ 100,000
Excess of net capital	$ 657,984
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness or minimum net capital required, whichever is greater)	$ 643,369

Computation of Aggregate Indebtedness

Accrued payroll and incentives	$ 896,815
Accrued expenses	168,471
Accounts payable – affiliates	32,022
Deferred taxes	48,838
Total aggregate indebtedness	$ 1,146,146
Percentage of aggregate indebtedness to net capital	151%

There is no material difference between the Company's net capital per above and the net capital reported in the Company's Part II (unaudited) focus report.

Frost Securities, Inc.

Statement Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Auditors on Internal Accounting Control Pursuant to Rule 17a-5

The Board of Directors and Stockholder
Frost Securities, Inc.

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company) for the six months ended December 31, 2002 and the year ended June 30, 2002, we considered the Company's internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded

The Board of Directors and Stockholder
Frost Securities, Inc.

properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Ernst + Young LLP

February 24, 2003